Atlantic Alliance Partnership Corp.

c/o Lepe Partners

17 Old Court Place
London, W8 4PL
Telephone: +44 (0)20 7938 5810

February 23, 2015

Via EDGAR

Loan Lauren P. Nguyen

Special Counsel

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Atlantic Alliance Partnership Corp.
Draft Registration Statement on Form S-1
Submitted January 21, 2015
CIK No. 1630940

Dear Ms. Nguyen,

Atlantic Alliance Partnership Corp. (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 17, 2015 regarding our Draft Registration Statement on Form S-1 (the “Registration Statement”) previously filed on January 21, 2015. A marked version of the Registration Statement is enclosed herewith reflecting all changes to the Registration Statement.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully advises the Staff that, to date, neither it, nor anyone authorized to do so on its behalf, has presented any written communication, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of the Company’s securities. The Company represents to the extent that there are any written communications, as defined in Rule 405 under the Securities Act, that it, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, the Company will supplementally provide them to the Commission for review. In such case, the Company further confirms that no copies will be retained by potential investors.

2.	It appears that your sponsor, AAP Sponsor Corp, is your sole initial shareholder, but your reference to initial shareholders throughout implies the existence of more than one initial shareholder. Please revise throughout for clarity or advise.

We expect the sponsor to transfer some of its founder shares to our independent directors when they are selected in the near future, which will be reflected in the next amendment. We will have more than one initial shareholder prior to effectiveness.

3.	We note the disclosure that you may acquire a company with no operating history if the terms of the target business have a fair market value of at least 80% of the assets held in the trust account. With a view towards revised disclosure, please explain how the board will make such determination with respect to a target company that has no operating history.

The disclosure has been revised per the Staff’s request.

Business Strategy and Management Team, page 2

4.	Please revise the disclosure on page 3 to clarify that while you intend on acquiring a business in the media, internet and consumer sector based in Europe, you may pursue an acquisition opportunity in any industry and in any region.

The disclosure has been revised per the Staff’s request.

Business Strategy and Management Team, page 55

5.	Please provide support for your statement that Founders Forum is Europe’s “leading” tech entrepreneur gathering. Please also clarify what it means that Founders Forum “played a role” in deal origination for Lepe Partners LLP.

The disclosure has been revised per the Staff’s request to state “The Founders Forum is one of Europe’s leading tech entrepreneur gatherings and has been hosting invite-only events in London for the last nine years…” In addition, we deleted the sentence “Founders Forum has played a role in deal origination for Lepe Partners LLP.”

6.	Please revise this section to discuss, in specifics, the ways your sponsor and management will utilize their deal sourcing, investing and operating expertise, as well as their network of contacts, to identify a target company.

We direct the Staff’s attention to the disclosure on pages 3 and 56, which has been revised per the Staff’s request, and which the Company believes addresses the Staff’s concern.

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7.	Please disclose whether any member of your management team has any past experience with transactions involving blank check companies and include a brief discussion of the companies and their role. Please update the disclosure on page 2 consistent with any revisions made here.

The disclosure has been revised per the Staff’s request.

Sources of Potential Business Combination Targets, page 58

8.	Please explain why you believe that “target business candidates may be brought to [y]our attention from various unaffiliated sources, including investment market participants, private equity funds and large business enterprises seeking to divest non-core assets or divisions.”

In response to the Staff’s comment, the indicated disclosure has been deleted.

Comparison of this Offering to Those of Blank Check Companies Subject to Rule 419, page 70

9.	Please revise to include disclosure related to the limitations on redemption rights of stockholders holding more than 20% of the shares sold in the offering.

The disclosure has been revised per the Staff’s request.

10.	Please revise to include disclosure related to the possibility that you may require stockholders to tender their stock certificates in connection with a tender offer or redemption.

The disclosure has been revised per the Staff’s request.

We thank the Staff for its review of the foregoing.  If you have further comments, we ask that you forward them by electronic mail to our counsel, Stuart Neuhauser at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Jonathan Goodwin
Jonathan Goodwin
Chief Executive Officer

cc:	Stuart Neuhauser, Esq.
Ellenoff Grossman & Schole LLP

Jennifer Bensch, Esq.
Weil, Gotshal & Manges LLP

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